MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

September 1, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Miranda Gold Corp. Reports Interim Drill Results
 at Redlich, Red Hill and Red Canyon Projects

Miranda Gold Corp. reports interim results from the Redlich project, Esmeralda County, Nevada, which is joint ventured to Newcrest Resources Inc. The target at Redlich is a low-sulfidation epithermal gold system.

Newcrest has completed an additional 25 reverse circulation drill holes (R-48 through R-73) for a total of 15,495ft (4723m). This phase of drilling continued testing high-grade gold mineralization and fault and vein continuity in the Redlich fault zone encountered in previous drill programs (press releases on December 7, 2004 and June 6, 2005) as well as offsetting mineralization in Newcrest drill hole R-43 which encountered 1.35 oz Au/ton over 5ft.

Significant (defined as any mineralization better than 0.010 oz Au/ton over 5ft) drill results as provided by Newcrest are presented in the following table:

Hole Number	Interval (feet)	Length (feet)	Grade (oz Au/t)	Length (meters)	Grade (g Au/t)

R-50	110-120	10	0.010	3.05	0.339
	275-280	5	0.049	1.52	1.670
	360-410	50	0.012	15.24	0.420
(includes)	380-385	5	0.073	1.52	2.510
	425-455	30	0.013	9.14	0.449
(includes)	430-435	5	0.032	1.52	1.105
R-52	435-545	110	0.009	33.53	0.300
R-54	265-280	15	0.017	4.57	0.592
R-56	135-345	210	0.019	64.01	0.661
(includes)	140-145	5	0.032	1.52	1.100
(includes)	200-210	10	0.195	3.05	6.675
(includes)	240-245	5	0.066	1.52	2.250
R-57	205-210	5	0.012	1.52	0.420
R-59	525-560	35	0.010	10.67	0.342
R-60	130-135	5	0.010	1.52	0.352
	200-230	30	0.016	9.14	0.533
(includes)	205-210	5	0.035	1.52	1.195
	400-405	5	0.013	1.52	0.460
R-66	120-135	15	0.010	4.57	0.329
R-69	380-395	15	0.012	4.57	0.406
	580-585	5	0.015	1.52	0.522

Interim results have not yet established significant continuity of high-grade gold mineralization within the Redlich fault zone. In general, the current drilling suggests multiple northwest fault strands bearing gold mineralization within silica replacements and discontinuous veins over 100ft to 200ft of strike. One of a three-hole array offsetting R-43 did intersect weaker mineralization suggesting a possible northwest trend. Drill holes R-52 and R-56 contain thick intercepts of low-grade mineralization, similar to that seen in the previous round of Newcrest drilling.

Assays are pending for 5 holes, and 6 additional holes may be drilled before completion of this phase of drilling.

Miranda and Newcrest remain encouraged from an exploration standpoint by the large (several square miles) gold system that is demonstrated by the drilling at Redlich. Geologic evidence including preserved steam heated alteration, mineralized basal gravels, and an inferred very young age suggest that the level of exposure at Redlich is probably very near the paleosurface. Thus any fluid boiling zone (conventionally associated with continuous bonanza gold grades) if present, may exist below the current level of drilling. The interconnected fault-fracture-vein mineralized zones currently recognized fall within the limits of a large and still open low-grade gold envelope. Fluid flow within this low-grade envelope appears nearly pervasive; and could be peripheral to a more confined and robust vein system at depth or in areas under adjacent pediment cover.

A source has not yet been determined for high-grade (up to 4 oz Au/ton (144 g Au/t)), well-banded vein cobbles that occur in gravels over an area of approximately 100 acres (40 hectares), mainly to the north of the current area of focus. Veins of this character have not been detected within Newcrest or earlier drill programs.

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Last week Miranda Gold Corp. was informed that joint venture partner, Placer Dome U.S. Inc., had completed one drill hole on the Red Hill property. This drilling completes Placer Dome’s work commitment ($100,000) for 2005. Assays from this drill hole are pending and not expected for three to four weeks. The 940-ft drill hole tested a gravel covered area on the northwest side of the property. Gravel thickness was only 270ft. Bedrock beneath the gravel consists of lower-plate Devonian carbonates belonging to the Horse Canyon Member of the Wenban Formation. This is the same formation that hosts portions of Placer Dome’s Cortez Hill deposit. Moderate to strong pervasive hematite staining is common in the drill cuttings and is believed to be due to oxidation of 1%-5% fine-grained disseminated pyrite. Oxidation extends down to 715 ft within the hole.

Placer Dome has permitted and prepared sites for three additional drill holes although no additional drilling is planned for 2005.

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Newmont Mining Corporation initiated the Red Canyon drill program on August 24, 2005. As reported in Miranda’s press release of July 5, 2005 a total of 13 drill sites have been permitted.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, Barrick Gold Corporation and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.